Ligand Pharmaceuticals Incorporated

10275 Science Center Drive

San Diego, California 92121-1117

August 5, 2009

VIA EDGAR

Dana Hartz, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K”)
Form 10-Q for the Quarterly Period Ended March 31, 2009
Schedule 14A filed April 29, 2009
File Number: 001-33093

Dear Ms. Hartz:

This letter represents the Company’s response to the Staff’s comment letter dated July 15, 2009. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regards to its filings:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.	Please revise your disclosure to include information regarding the term and termination provisions of the exclusive, worldwide license agreement between the company and SmithKline Beecham Corporation, doing business as GSK, entered into in December 2008 and discussed in the first full paragraph on page 7. Please include in this discussion disclosure regarding any payments the company would be required to make in the event of termination.

Ligand response:

In response to the Staff’s comment, the Company added the following disclosure to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 19, and will add similar disclosure in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009:

“In December 2008, we entered into an exclusive, worldwide license agreement with SmithKline Beecham Corporation, doing business as GSK. Pursuant to the terms of the GSK agreement, we granted GSK the exclusive right to develop, manufacture and commercialize our LGD-4665 product candidate, as well as all other TPO-related molecules discovered by us. Under the terms of the GSK agreement, GSK paid us $5.0 million as an upfront license fee and agreed to pay us up to $158.0 million in development and commercial milestones and a royalty on net sales. In the first year of sales, royalties will be one-half of the regular royalty rate. GSK will direct all product development and commercialization and will be responsible for all costs going forward for development, patent maintenance and prosecution, and commercialization. The term of the license agreement expires ten years from the date of first commercial sale of the first licensed product in any country worldwide or until the expiration of the last licensed patent with a valid claim, whichever term is longer, although some obligations survive termination. Prior to the expiration of the license agreement, GSK has the right to terminate the agreement upon a specified number of days notice and we may not terminate the agreement unless GSK provides its prior written consent. Any such termination will not relieve the terminating party from obligations that have accrued prior to such termination or that expressly survive such termination. No termination will require us to refund to GSK any or all payments made to us by GSK under the agreement. In the event that a party is in breach of any of its material obligations under the license agreement, the other party will have the right to seek damages and such other remedies as may be available to it.”

Write-off of in-process research and development, page 43

2.	Please expand your disclosure to address the following information for the in-process research and development acquired:

a.	The fair value assigned.

b.	The significant appraisal assumptions, such as:

i.	the period in which material net cash inflows are expected to commence; and

ii.	material anticipated changes from historical pricing, margins and expense levels.

c.	The completeness, complexity and uniqueness at the acquisition date.

d.	The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.

e.	The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

f.	In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.

Ligand response:

In response to the Staff’s comment, the Company will add the following disclosure in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Write-off of in-process research and development

For acquisitions prior to January 1, 2009, the fair value of acquired In-Process Research and Development (IPR&D) projects, which have no alternative future use and which have not reached technological feasibility at the date of acquisition, were immediately expensed. We wrote-off the estimated fair value of $72.0 million of acquired in-process research and development related to the acquisition of Pharmacopeia, Inc. in 2008. The estimated fair value relates to specific internal and partnered product candidates targeting a variety of indications which are currently in various stages of development ranging from preclinical to Phase II. Due to the nature of our internal development programs and our collaborative partnerships, management does not expect to incur significant costs related to these programs. The estimated fair value is driven by future milestones and royalties. Management anticipates potential milestones in the near-term and the possibility of significant royalties beginning in 2015. However, as these potential products have not reached commercialization, we or our partners face risks inherent in the development of products in the human health care market and will continue to face significant risks as no assurance can be given that: (1) product development efforts will be successful, (2) required regulatory approvals for any indication will be obtained, (3) any products, if introduced, will be capable of being produced in commercial quantities at reasonable costs or, (4) patient and physician acceptance of these products will be achieved. These risks may cause significant delays in the timing or potential success of commercialization of these products, which could materially impact estimated future cash flows. Of the total fair value, $29.0 million relates to product candidates currently in the preclinical stage of development, $9.0 million relates to product candidates currently in Phase I clinical trials and $34.0 million relates to product candidates currently in Phase II clinical trials.

We used the “Income Method” to determine the estimated fair values of acquired in-process research and development, which uses a discounted cash flow model and applies a probability weighting based on estimates of successful product development and commercialization to estimated future net cash flows resulting from projected revenues and related costs. These success rates take into account the stages of completion and the risks surrounding successful development and commercialization of the underlying product candidates. These cash flows were then discounted to present value using a discount rate of 40% for product candidates in the preclinical stage, 35% for product candidates currently in Phase I clinical trials and 30% for product candidates currently in Phase II clinical trials.

The above assumptions were used solely for the purposes of estimating fair values of these product candidates as of the date of their acquisition. However, we cannot provide assurance that the underlying assumptions used to forecast the cash flows or the timely and successful completion of development and commercialization will materialize, as estimated. Consequently, the eventual realized value of the acquired in-process research and development may vary from its estimated value at the date of acquisition.”

Additionally, in response to the Staff’s comment 2(f), the Company will update its disclosures in future filings as information becomes available.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

3.	Please revise your disclosure to include your policy for recording the royalties you pay to other parties (i.e., The Rockefeller University). Please disclose whether you will record the royalty payments received from GlaxoSmithKline on a gross basis or net of the amount due to the other parties. Refer to EITF 99-19.

Ligand response:

In response to the Staff’s comment, the Company added the following disclosure to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 in Note 1, “Revenue Recognition”:

“Royalties on sales of AVINZA and PROMACTA are recognized in the quarter reported by the respective partner. PROMACTA royalties are recorded net of amounts due to other parties.”

Supplementally, the Company advises that it has only one obligation for the payment of royalties, which relates to amounts due to The Rockefeller University for Promacta royalties. As indicated above, the royalties received by the Company are being reported net of amounts due to The Rockefeller University in accordance with EITF 99-19.

Revenue Recognition, page 67

4.	Please revise your disclosure to clarify your basis for recognizing the entire up-front license fee received from GSK as revenue in 2008. Based on the terms of the License agreement it appears that you have some continuing involvement or obligations after the effective date of the license agreement. Also, clarify whether the up-front license fee received from GSK was non-refundable.

Ligand response:

In December 2008, the Company entered into an exclusive, worldwide license agreement with SmithKline Beecham Corporation, doing business as GSK. Pursuant to the terms of the GSK agreement, the Company granted GSK the exclusive right to develop, manufacture and commercialize its LGD-4665 product candidate, as well as all other TPO-related molecules. Under the terms of the agreement, GSK paid the Company $5.0 million as a non-refundable, upfront license fee and agreed to pay the Company up to $158.0 million in development and commercial milestones and a royalty on net sales. GSK has the exclusive right to develop, manufacture and commercialize LGD-4665, as well as other TPO-related molecules discovered by the Company. The upfront license fee was considered the culmination of a separate earnings process as, under the contract terms, GSK will direct all product development and commercialization and will be responsible for all costs going forward for development, patent maintenance and prosecution, and commercialization. At the time the license agreement was entered into, the Company had ongoing animal studies and an active Phase II clinical study. Under the terms of the agreement, the Company had the discretion, but not the requirement, to complete these activities at its own expense. If the Company so elected to complete the activities, it was precluded from altering the studies as to do so could potentially create additional liabilities for GSK as the new legal owner of the molecule. Although the Company did elect to complete the studies for business reasons, it was not obligated to do so, and, therefore, for revenue recognition purposes determined that it had no ongoing obligations. As continuing the studies was at the sole discretion of the Company, at its own expense and totaling approximately $300,000, it could terminate the studies at any time with no repercussion and there was no required deliverable other than access to final data reports, no liabilities were created and there were no continuing obligations to GSK. As such, in accordance with Staff Accounting Bulletin (SAB) 104, the Company recorded the $5.0 million non-refundable, upfront license fee at the effective date of the agreement.

Additionally, the Company will add the following disclosure, which will be updated for the Financial Accounting Standards Board “Accounting Standards Codification,” in the Company’s Form 10-Q for the Quarter Ending September 30, 2009 in Note 1, “Revenue Recognition”:

Revenue earned related to up-front product and technology license fees is recognized in accordance with Staff Accounting Bulletin (SAB) 104 issued by the Securities and Exchange Commission (SEC), Emerging Issue Task Force (EITF) No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), EITF No. 07-1, “Accounting for Collaborative Arrangements” (EITF 07-1) and EITF No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (EITF 07-3) issued by the FASB. Nonrefundable, up-front license fees and milestone payments with standalone value that are not dependent on any future performance by the Company under the agreements are recognized as revenue upon the earlier of when payments are received or collection is assured, but are deferred if the Company has continuing performance obligations. Amounts received under multiple-element arrangements requiring ongoing services or performance by the Company are recognized over the period of such services or performance.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 11. Common Stock Subject to Conditional Redemption, page 18

5.	Please tell us why there are still 997,568 shares of common stock subject to conditional redemption that are issued and outstanding as of March 31, 2009. You disclosed on page 18 of your filing that you earned a milestone from Pfizer, Inc. and that Pfizer elected to pay the milestone by returning 323,338 shares of your stock. Please tell us and disclose how you accounted for this milestone and the subsequent return of stock and why you believe that it was appropriate to reflect the 323,338 shares as issued and outstanding as of March 31, 2009.

Ligand response:

During the quarter ended March 31, 2009, the Company earned a $3.0 million contractual milestone from Pfizer. Under a 1996 settlement agreement, Pfizer had the option of paying the milestone in cash, or by returning shares of Ligand stock that had been purchased in a previous (1994) financing at $12.37 per share. In March 2009, Pfizer notified the Company of its intention to pay the milestone by returning 323,338 shares of Ligand stock valued at $9.2782, or the closing price of Ligand stock on April 19, 1996 reduced for a $2.50 cash dividend paid by Ligand to investors in April 2007. The Company recorded milestone revenue in the first quarter of 2009 based on the market value of the shares on the date the milestone was earned, or $2.83 per share ($915,000 of revenue). The balance of approximately $3,085,000 was recorded as an adjustment to additional paid in capital during the quarter ended June 30, 2009 as the shares were returned in the second quarter of 2009. Under EITF D-98, “…the existing carrying amount of the equity security should be reclassified to permanent equity at the date of the event that caused the reclassification.” As the event that caused the reclassification was the return of the shares to pay the milestone rather than Ligand earning the milestone, Ligand recorded the return of shares in the second quarter of 2009.

Additionally, in response to the Staff’s comment, the Company added the following disclosure to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 in Note 10, “Common Stock Subject to Conditional Redemption”:

“During the three months ended March 31, 2009, the Company earned a milestone from Pfizer, Inc. (Pfizer). In April 2009, pursuant to the Company’s 1991 research agreement and 1996 settlement agreement with Pfizer, Pfizer elected to pay the milestone by returning 323,338 shares of stock it owns in the Company, which at the date the milestone was earned had a market value of $0.9 million. Ligand retired the tendered shares in May 2009. The difference between the fair value of the shares tendered and the carrying value of such shares based on the contractual exchange ratio, approximately $3.1 million, was credited to additional paid-in capital. The Company is entitled to royalties on future sales from Pfizer, which pursuant to the 1996 settlement agreement, Pfizer may elect to pay by returning up to 665,230 shares of stock it owns in Ligand.”

Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis

Annual Performance-Based Cash Compensation, page 32

6.	We note the following statement on page 33: “For 2008, all executive officers did not fully achieve their goals.” Please revise your disclosure to clarify whether this sentence is referring to company goals, executive officer individual goals, or both. Also, please clearly identify the corporate goals applicable to each NEO, the individual goals for each NEO, the weighting given to each goal, whether each described individual or corporate goal was achieved and how achievement translated into the bonuses awarded.

Ligand response:

The Company’s annual cash bonus program for the NEOs in 2008 relied solely on corporate performance goals and no individual goals were established for the NEOs. As a result, the statement on page 33 referred to above refers to Company goals, not individual goals. While no individual goals were established, the compensation committee always retains the discretion to take individual executive performance into consideration in determining an executive’s ultimate cash bonus award.

The Company proposes that it will include disclosure similar to the following in its next proxy statement (adjusted as appropriate to reflect the Company’s compensation programs for the 2009 fiscal year) with respect to its “Annual Performance-Based Cash Compensation” to address this comment:

“Annual Performance-Based Cash Compensation

It is the compensation committee’s objective to have a substantial portion of each officer’s compensation contingent upon the Company’s performance as well as upon his or her own level of performance and contribution towards the Company’s performance. This allows executive officers to receive bonus compensation in the event certain specified corporate and individual performance measures are achieved.

As an officer’s level of responsibility increases, it is our intent to have a greater portion of his or her total compensation be dependent upon the Company’s performance and stock price appreciation rather than base salary. For our named executive officers, all of his or her annual bonus compensation is dependent on the Company’s performance relative to specified performance objectives.

The annual performance-based bonus program for our named executive officers consists of a cash award if certain corporate performance objectives are satisfied. The Company sets annual incentive targets around a baseline, which is the median (i.e. 50th percentile) of annual incentives offered by our peer group. Under the Company’s program, the potential performance bonus for the chief executive officer is up to 75% of base salary and for the other named executive officers is 50% of base salary, with respect to Drs. Dziewanowska and Meglasson, or 40% of base salary, with respect to Messrs. Sharp and Berkman.

In determining the performance compensation awarded to each named executive officer, the Company evaluates the Company’s performance in a number of areas. The Company’s performance is measured on both a short-term and long-term basis, so performance compensation is linked to specific, measurable corporate goals.

At the beginning of 2008, our board of directors, with input provided by our named executive officers, established our Company goals for the year. The compensation committee then reviewed and considered a proposed Company-wide (including named executive officers) bonus program in view of the Company goals, including proposed weighting of the various Company goals for annual bonus achievement.

The Company goals approved by the compensation committee for 2008 for purposes of annual bonus achievement included: execution of one or more partnering agreements for the Company’s internal drug programs (30%); complete patient enrollment for the Company’s major clinical trial (10%); file an IND for one of the Company’s internal drug programs (10%); complete a strategic acquisition (10%); advance the Company’s internal research program (20%); and expand the Company’s corporate profile, for example, with scientific publications and patents, improve the Company culture and maintain expenses within the approved budget(20%). The last two goals identified above were subjective goals and their achievement was within the discretion of the compensation committee. The Company achieved each of the foregoing objective goals and full credit was given for bonus determination purposes with the exception of the first and last goals.

Although the Company entered into a partnering agreement for its LGD-4665 program during 2008, for purposes of the annual cash bonuses for the Company’s named executive officers, the compensation committee did not consider this sufficient to warrant achievement of the partnering goal described above and the named executive officers received no credit with respect to that goal for cash bonus determination purposes. The compensation committee viewed the partnering goal as the most important corporate objective facing the Company during 2008 and felt it was appropriate to provide for lower bonus payouts for the Company’s named executive officers based on the Company’s performance relative to that objective. This approach differed from the determination of achievement with respect to corporate goals for purposes of performance equity award vesting, which is described below, where the compensation committee attributed 10% achievement to the partnering goal for the Company’s partnering agreement for its LGD-4665 program during 2008. This different treatment of the partnering goal is the reason achievement levels were different for the cash bonus awards versus the performance equity awards. With respect to the last goal, which was a qualitative goal and not objectively determinable, the compensation committee attributed 10% achievement to such goal based on its subjective assessment of the Company’s overall performance during 2008 in those areas. This determination by the compensation committee resulted in an achievement level of 60% and, accordingly, each named executive officer was paid an annual cash bonus equal to 60% of his or her target bonus.

Although our board of directors and our compensation committee have the discretion to make adjustments to our Company goals during the year, they generally believe that once our Company goals are established, they should not be changed.”

In future filings, unless disclosure of specific annual corporate or individual goals would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, the Company will clearly identify the corporate goals applicable to each NEO, the individual goals for each NEO, if any, the weighting given to each goal, whether each described goal was achieved and how achievement translated into the bonuses awarded. Such information will be provided to the extent it is material and would provide meaningful disclosure to the Company’s stockholders and would further the goal of providing a clear and concise description of the determination of achievement of such goals and the bonus determination for the Company’s NEOs.

7.	We note your statement on page 34 that “[o]n January 23, 2009, the compensation committee determined that the goals set forth in the named executive officers’ award agreements were partially achieved.” Please specifically identify the referenced goals, the weighting given to each goal, whether each described goals was achieved and how achievement translated into the decision to vest seventy percent (70%) of each executive officer’s stock option and restrict stock units granted to him or her on January 23, 2008.

Ligand response:

Please see the response to Comment 9 below.

8.	Please file as exhibits to the Form 10-K the named executive officers’ “award agreements” mentioned in the third paragraph on page 34. See Item 601(b)(10) of Regulation S-K.

Ligand response:

Please see the form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Company’s 2002 Stock Incentive Plan (filed as Exhibit 10.318 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 16, 2009).

Please also see the form of Stock Option Agreement under the Company’s 2002 Stock Incentive Plan filed as Exhibit 10.269 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 16, 2009).

9.	Please provide disclosure regarding the “other equity awards…subject to the standard time-based vesting schedule” which are listed in the “Grants of Plan-Based Awards in Fiscal Year 2008” table, mentioned on page 34. Please note that a cross-reference to the table is insufficient and that you should still include a description of the process and considerations taken into account by the board of directors in making these awards.

Ligand response:

In future filings, the Company will provide a description of the process and considerations taken into account by the board of directors in making all equity awards to its named executive officers. The Company proposes that it will include disclosure similar to the following in its next proxy statement (adjusted as appropriate to reflect the Company’s compensation programs for the 2009 fiscal year) with respect to its “Long-Term Performance-Based Equity Incentive Program” to address this comment:

“Long-Term Performance-Based Equity Incentive Program

In accordance with its philosophy, the Company’s longer term performance-based compensation is based on equity ownership. The Company believes that equity ownership in the Company is important to tie the ultimate level of an executive officer’s compensation to the performance of the Company’s stock and stockholder gains while creating an incentive for sustained growth.

We generally provide equity compensation to our named executive officers through grants of stock options and restricted stock units. The grants are designed to align the interests of our named executive officers with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. The compensation committee views granting options and restricted stock unit awards as a retention device and therefore also reviews the status of vesting and number of vested verses unvested options and restricted stock unit awards at the time of grant. Guidelines for the number of stock options and restricted stock unit awards granted to each executive officer are determined using a procedure approved by the compensation committee based upon several factors, including the executive officer’s level of responsibility, salary grade, performance and the value of the stock option and restricted stock unit awards at the time of grant. With respect to our named executive officers, we generally make awards to such officers at the time of initial hire based on an evaluation of the foregoing factors. Additional grants, other than the annual awards to executives, may be made following a significant change in job responsibility or in recognition of a significant achievement. Annual awards are made to our named executive officers when such awards are deemed appropriate by the compensation committee based on an evaluation of the foregoing factors.

Stock options granted under the various stock plans generally have a four year vesting schedule designed to provide an incentive for continued employment. The options generally expire ten years from the date of the grant. This provides a reasonable time frame during which executive officers and other employees who receive grants can benefit from the appreciation of the Company’s shares. The exercise price of options granted under the 2002 Plan is 100% of the fair market value of the underlying stock on the date of grant. Accordingly, the option will provide a return to the executive officer only if the market price of the shares appreciates over the option term. Restricted stock unit awards generally vest in equal installments over three years.

During 2008, we approved grants of stock options and restricted stock unit awards to each of the named executive officers under the 2002 Plan as part of our annual grant program and as part of a separate incentive bonus program.

On January 23, 2008, the compensation committee approved aggregate awards of 95,000 stock options and 95,000 restricted stock units to our named executive officers pursuant to the Company’s 2002 Plan as follows: John L. Higgins: 40,000 options and 40,000 restricted stock units; Dr. Martin D. Meglasson, 15,000 options and 15,000 restricted stock units; and Charles S. Berkman, John P. Sharp and Dr. Zofia E. Dziewanowska, 10,000 options and 10,000 restricted stock units each. The vesting of each award was contingent upon the achievement during 2008 of certain corporate goals, including: execution of one or more partnering agreements for the Company’s internal drug programs (30%); complete patient enrollment for the Company’s major clinical trial (10%); file an IND for one of the Company’s internal drug programs (10%); complete a strategic acquisition (10%); advance the Company’s internal research program (20%); and expand the Company’s corporate profile, for example, with scientific publications and patents, improve the Company culture and maintain expenses within the approved budget (20%). The last two goals identified above were subjective goals and their achievement was within the discretion of the compensation committee. The Company achieved each of the foregoing objective goals and full credit was given with the exception of the first and last goals. The compensation committee attributed 10% achievement to the partnering goal for the Company’s partnering agreement for its LGD-4665 program during 2008. With respect to the last goal, which was a qualitative goals and not objectively determinable, the compensation committee attributed 10% achievement to such goal based on its subjective assessment of the Company’s overall performance during 2008 in those areas. This resulted in an achievement level of 70% and, accordingly, 70% of each of the foregoing equity awards vested.

On January 23, 2009, the compensation committee determined that the goals set forth in the named executive officers’ award agreements were partially achieved, so that, effective February 15, 2009, each executive officer vested in seventy percent (70%) of the foregoing stock option and restricted stock units granted to him or her on January 23, 2008. Accordingly, effective February 15, 2009, the aforementioned restricted stock units granted to the executive officers vested as follows: John L. Higgins: 28,000 stock options and 28,000 restricted stock units; Dr. Martin D. Meglasson, 10,500 stock options and 10,500 restricted stock units; and Charles S. Berkman, Syed Kazmi, John P. Sharp and Dr. Zofia E. Dziewanowska, 7,000 stock options and 7,000 restricted stock units each.

Also on January 23, 2008, the compensation committee approved additional aggregate awards of 585,000 stock options and 149,000 restricted stock units to our named executive officers pursuant to the Company’s 2002 Plan as follows: John L. Higgins; 260,000 options and 75,000 restricted stock units; Dr. Martin D. Meglasson, 85,000 options and 20,000 restricted stock units; and each of Charles S. Berkman, John P. Sharp and Dr. Zofia E. Dziewanowska, 80,000 options and 18,000 restricted stock units. The foregoing option awards are subject to the standard four year time-based vesting schedule described above and the foregoing restricted stock unit awards are subject to the standard three year time-based vesting schedule described above.

The performance-based equity grants to the named executive officers in 2008 were intended as a performance-based incentive for such officers, intended to work in conjunction with the Company’s annual cash bonus program. The size of such awards was not determined by reference to market comparison information for our peer group of companies. Instead, the compensation committee determined the size and terms of such equity awards based on its subjective assessment of each named executive officer’s position and level of responsibility, role in achieving the corporate objectives, current equity holdings and its overall assessment of each executive’s individual performance.

The benchmark for the time-based equity grants to the named executive officers in 2008 was the 75th percentile level of annual option grants and restricted stock awards for similar positions at our peer group companies, adjusted using the above factors and taking into consideration such equivalency factors as our number of shares outstanding and market capitalization, compared to the peer group companies. No other factors were considered by the compensation committee in determining the size of such awards.

All of the equity awards granted to our named executive officers are disclosed below in the table entitled “Grants of Plan-Based Awards in Fiscal Year 2008.””

In future filings, unless disclosure of specific annual corporate or individual goals would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, the Company will clearly identify the corporate goals applicable to each NEO, the individual goals for each NEO, if any, the weighting given to each goal, whether each described goal was achieved and how achievement translated into the vesting of equity awards conditioned on such goals. Such information will be provided to the extent it is material and would provide meaningful disclosure to the Company’s stockholders and would further the goal of providing a clear and concise description of the determination of achievement of such goals and the equity award vesting for the Company’s NEOs.

Severance and Change of Control Agreements

Employment Agreements, page 35

10.	Please file as an exhibit to the Form 10-K the employment agreements between the company and each named executive officer. See Item 601(b)(10) of Regulation S-K.

Ligand response:

The Company has previously filed with the Commission the following documents:

•

a copy of the employment agreement between the Company and Martin Meglasson (see Exhibit 10.273 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 16, 2009);

•

the form of the Executive Officer Change in Control Severance Agreement between the Company an each named executive officer (see Exhibit 10.315 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 16, 2009);

•

the Separation Agreement between the Company and Zofia Dziewanowska (see Exhibit 10.320 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Commission on May 11, 2009); and

•

the Amended and Restated Severance Plan, dated December 20, 2008, of the Company (see Exhibit 10.344 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 16, 2009).

Other than the foregoing agreements, the Company does not have any employment or severance agreements with any of its executive officers.

We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7573 if you have any questions.

Sincerely,

/s/ John P. Sharp
John P. Sharp
Chief Financial Officer

cc:	Grant Thornton LLP
Latham & Watkins LLP